ING Life Insurance and Annuity Company
and its
Variable Annuity Account C

ING Map Plus NP℠

Supplement dated December 10, 2007 to the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information, each dated April 30, 2007, as amended

The information in this Supplement updates and amends certain information contained in your variable annuity Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current variable annuity Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective December 17, 2007, ING International SmallCap Fund will change its name to ING International SmallCap Multi-Manager Fund. Accordingly, effective December 17, 2007, all references to ING International SmallCap Fund in the Contract Prospectus, Contract Prospectus Summary and SAI are deleted and replaced with ING International SmallCap Multi-Manager Fund.

2. The information regarding ING International SmallCap Fund appearing in the Contract Prospectus under Appendix III – Fund Descriptions is hereby deleted and replaced with the following:

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Mutual Funds – ING International SmallCap Multi-Manager Fund (formerly ING International SmallCap Fund)	ING Investments, LLC **Subadviser:** Acadian Asset Management, Inc., Batterymarch Financial Management, Inc. and Schroder Investment Management North America Inc.	Seeks maximum long-term capital appreciation.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), One Orange Way, Windsor, CT 06095-4774, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.